

VOZROZHDENIE
BANK

File № 82-4257

Date: 14 June 2006

No: 1101/4506

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Messages about data that can affect materially the value of the joint-stock company's shares.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Dw 8/8

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

MESSAGE
of the data that can affect materially the value of the joint-stock company's securities

Information about setting up (liquidation) of branches and/or opening (closing) of representative offices of the joint-stock company

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye».
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region».

2. Summary of the Message
2.1. Date of holding the Supervisory Council Meeting: May 10, 2006. 2.2. Date of drawing up and the number of Minutes of the Supervisory Council Meeting of Joint stock company Bank «Vozrozhdeniye»: May 15, 2006, Minutes #6. 2.3. Summary of the resolution adopted by Supervisory Council: 2.3.1. To open branch Mytischinskiy of Joint stock company Bank «Vozrozhdeniye» by address: Scherbakova 12, Mytischy, the Moscow Region, 141008. 2.3.2. To approve Regulation on branch Mytischinskiy of Joint stock company Bank «Vozrozhdeniye». 2.3.3. To grant the right to sign Regulation on branch Mytischinskiy of Joint stock company Bank «Vozrozhdeniye» to Yu.M.Marinichev, Chairman of Supervisory Council of V.Bank. 2.3.4. To instruct the Board of Joint stock company Bank «Vozrozhdeniye» to prepare and forward to Moscow Territorial Department of Central Bank of RF the documents on negotiation of candidates for managerial positions and chief accountant of the branch Mytischinskiy. 2.3.5. The right to sign notifications of opening branch Mytischinskiy of Joint stock company Bank «Vozrozhdeniye», forwarded to Moscow Territorial Department of Central Bank of RF, to T.F.Gavrilkina, Deputy Chairman of the Board of V.Bank.

3. Signature		
3.1. Deputy Chairman of Joint stock company Bank «Vozrozhdeniye»	(*signature*)	A.V.Dolgopolov
3.2. Date: May 18, 2006		
Stamp		

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye».
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region».

2. Summary of the Message
2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed: Open joint-stock company Aviation Research Centre «Soyuz», Luzhnetzkaya nab., 2/4, Moscow 119270. 2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is the joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration: 19.2%. 2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is the joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%. 2.4. Date, when percentage of participation of the joint-stock company in the share capital (pie fund) of the above institution changed: 30.05.2006

3. Signature		
3.1. Deputy Chairman of Joint stock company Bank «Vozrozhdeniye»	(*signature*)	A.V.Dolgopolov
3.2. Date: May 30, 2006		
Stamp		